

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Bonnie H. Anderson
President and Chief Executive Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, California 94080

> **Re:** **Veracyte, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 13 and August 30, 2013**
> **CIK No. 1384101**

Dear Ms. Anderson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

3.   Prior to effectiveness, please have a stock exchange representative call the staff to confirm that your securities have been approved for listing.

4.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

5.   Please remove or substantially revise the Gene Expression Classifier charts from the back cover page of the prospectus. The graphics do not appear to be in plain English and some may be confusing to investors. For guidance we direct your attention to Compliance and Disclosure Interpretations Question 101.02.

Prospectus Summary, page 1

6.   Please provide objective support and analysis for your claims and the source of market information throughout the prospectus. For instance we note the statement that you believe the molecular diagnostic solutions representing a $4.0 billion opportunity and your claim regarding Afirma resulting in a $500 million in direct cost savings over five years.

7.   Please update the disclosure throughout as of the most recent practicable date. For instance, we note that the amount of common stock outstanding is as of June 20, 2013.

Risk Factors, page 10

8.   Please add a risk factor regarding the lack of a market prior to this offering. See Item 503(c) of Regulation S-K.

Information Regarding Forward-Looking Statements, page 32

9.   We note the last sentence on page 32 that "although we have assessed the information in the publications and found it to be reasonable and believe the publications to be reliable, we have not independently verified their data." Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Use of Proceeds, page 33

10.   Given the net losses to date and the significant research and development activities of the company, please explain why you are unable to specify with certainty the particular amounts or uses of net proceeds from the offering. To the extent that you continue to reflect no current specific plans for the proceeds, please discuss the principal reasons for the offering at this time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates

Revenue Recognition, page 41

11.   In order to enhance an investor's understanding of your business and improve disclosure regarding your billing and contractual adjustments, please expand your disclosures to state if your billing system generates (a) contractual adjustments based on fee schedules for the patient's insurance plan for each test performed or (b) an estimated fee adjustment for the patient's insurance plan for each patient encounter in the absence of a formal contractual arrangement with the patient's insurance plan. If an estimate is made, state what factors are considered in determining the estimate.

Common stock valuations, page 46

12.   Please disclose the events and factors that result in the changes in your valuation of estimated fair value per share from $0.67 as of March 10, 2012 to $1.00 as of December 6, 2012 and to an updated valuation of $1.98 as of June 20, 2013 and how those factors relate to the changes in valuation assumptions.

Factors Affecting Our Performance
How we recognize revenue, page 49

13.   Considering the significant percentage of revenues you recognize upon cash collection, disclosure of amounts billed but not recognized for tests where services have been performed and results have been delivered is an important element that would enhance an investors' understanding of your business, potential future revenues and performance. Accordingly, please revise to disclose the amounts not yet recognized for tests where results have been delivered, but no revenues have been recognized because collection was not reasonably assured at each of the balance sheet dates and disclose the period that revenue was subsequently recognized.

Results of Operations
Comparison of the Years Ended December 31, 2011 and 2012, page 52

14. We note your cost of revenue increased 159% from 2011 to 2012 while the number of FNAs received for analysis increased 300% from 2011 to 2012. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate cost variances between periods. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 55

15. Given your continuing losses, please provide a discussion that addresses your known and reasonably likely long term future cash requirements beyond the next twelve months.

Business, page 59

16. Please discuss you relationships with your principal suppliers and the sources and availability of raw materials, as required by Item 101(c)(1)(iii) of Regulation S-K.

17. We note that you commercially launched Afirma in January 2011. Since you do not appear to have had revenues for each of the last three fiscal years from operations, please provide the disclosure required by Item 101(a)(2) of Regulation S-K.

18. Please disclose your dependence on your major third party payors, as required by Item 101(c)(vii) of Regulation S-K.

Afirma Thyroid FNA Analysis, page 63

19. Please clarify your relationship with Thyroid Cytology Partners in this section and describe the material terms of your agreement with TCP.

Physicians, page 65

20. Please provide us with copies of the study by Genzyme where it makes the statements that you cite in this section. Clearly mark the supporting statements in the supplemental materials. Clearly disclose the nature of the affiliation of the company with Genzyme and disclose whether they were compensated for the study, when you reference this survey. If this information was prepared by Genzyme for inclusion in this registration statement, please file the consent of Genzyme as an exhibit. Also, please file a consent for the study referenced on page 69, or advise us why a consent is not required.

Clinical Validation, page 66

21.   If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. In addition, please confirm that these sources are widely available to the public.

Clinical Utility and Cost effectiveness, page 67

22.   Please clarify how the 9% surgery rate in the first column in the chart on page 68 was determined from the referenced study.

Executive Compensation, page 93

23.   Please add a narrative following the summary compensation table to discuss the material terms of the non-equity incentive plan, including a general description of the corporate goals criteria being applied in determining the amounts payable under your Executive Bonus Plan. See Item 402(o) of Regulation S-K.

24.   Please disclose whether you have entered into an employment arrangement or agreement with Ms. Guyer. If so, disclose the material terms of employment.

25.   Please disclose the material terms of your employment arrangement or agreement with Mr. Hall. If you have an employment agreement, please file as an exhibit.

Principal Stockholders…, page 105

26.   We note the common stock outstanding assumes conversion of all of the preferred stock outstanding into common stock and that the disclosure on page 108 assumes the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. Please add disclosure to the prospectus regarding this automatic conversion feature.

27.   Please explain how you calculated the amount of common stock held by officers and directors as a group. It appears that you included the shares held through Versant Ventures twice, as beneficial ownership through Messrs. Atwood and Colella.

6. Genzyme Co-promotion Agreement, page F-16

28.   We note your disclosure that Genzyme will receive a percentage of cash receipts that you have received related to Afirma as co-promotion fees. To enhance an investor's understanding, disclose the co-promotion fees incurred for each of the periods presented.

9. Convertible Preferred Stock, page F-18

29.   We note your disclosure that you classify the convertible preferred stock outside of stockholders' equity because the shares contain liquidation features that are not solely within your control. Please tell us and disclose as appropriate these liquidation features of the convertible preferred stock and explain to us how the mezzanine presentation of your convertible preferred stock is appropriate. Please provide the specific reference to the authoritative literature that supports your accounting.

Exhibits, page I-II

30.   Please file your agreement with Thyroid Cytology Partners referenced on page 13 as an exhibit.

31.   Please file complete exhibits. We note that certain exhibits such as Exhibits 4.4, 10.4 and 10.6 appear to be missing exhibits, schedules and/or attachments.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc (via email): Gabriela Lombardi, Esq.